December 7, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: VisualMED Clinical Solutions Corp. (the “Company”)
Registration Statement on Form SB-2, File No. 333-125348

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act ”), we hereby request the withdrawal of the Company’s registration statement on Form SB-2, together with all exhibits and amendments thereto (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission on March 31, 2005, and subsequently amended.

All activity in connection with the Registration Statement has been discontinued for some time, and there is no longer a need for us to continue with this registration. Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.

Should the Staff have any comments or questions regarding the foregoing, please contact:

Louis Lombardo, Esq.
Lombardo Dufresne LLP
350 Theodore Fremd Avenue, 3rd Floor
Rye, New York 10580
Tel: (914) 612-7020
Fax: (914) 612-7038

Very truly yours,

_______________________________
VisualMED Clinical Solutions Corp.
Per: Gerard Dab
Chairman, CEO

Clinical Systems for the 21st	VisualMED Clinical Solutions Corp	|	1035 Laurier West 2nd Floor	|	Tel. 888.333.0243
Century	www.visualmedsolutions.com	|	Montreal QC Canada H2V 2L1	|	Fax 514.274.8364